601 Lexington Avenue New York, New York 10022

Daniel E. Wolf To Call Writer Directly: (212) 446-4884 daniel.wolf@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 18, 2012

VIA EDGAR SUBMISSION

Peggy Kim, Esq. Special Counsel United States Securities and Exchange Commission Division of Corporation Finance, Office of Mergers & Acquisitions 100 F Street, NE Washington, DC 20549-3628

Re:	Prestige Brands Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 25, 2012 File No. 1-32433

Dear Ms. Kim:

Reference is made to the Schedule 14A (the “Schedule 14A”) filed on April 25, 2012 by Prestige Brands Holdings, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s 2012 annual meeting of stockholders (the “Annual Meeting”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to us dated May 8, 2012. The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).

Additionally, please note that the Company has received a letter dated May 10, 2012 from Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) providing notice of its withdrawal of its five director nominees and the other stockholder proposal that it previously sought to bring before the Annual Meeting. The Company has revised the Schedule 14A to reflect modifications it believes are appropriate given such changed circumstances. As discussed in our May 10, 2012 telephone conversation, such modifications are reflected in the changed pages of the revised Schedule 14A attached hereto as Exhibit A.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

United States Securities and Exchange Commission

May 18, 2012

Schedule 14A

Who is soliciting my vote, page 2

1.                   We note that proxies may be solicited personally or by mail or telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response: The Company acknowledges that it is mindful of Rule 14a-6(b) and (c) and confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.

Genomma’s Unsolicited, Non-binding Proposal and Proxy Solicitation, page 9

Genomma’s Unsolicited, Non-Binding Proposal, page 9

2.                   Please revise to update the discussion given that Genomma has decided not to pursue the acquisition proposal.

Response: The Company has revised this section to reflect the fact that Genomma has decided not to pursue the acquisition proposal. In addition, the Company has made appropriate modifications to the Schedule 14A to reflect Genomma’s withdrawal of its director nominees and stockholder proposal. Please refer to the changed pages of the revised Schedule 14A attached hereto as Exhibit A.

3.                   Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Response: In response to this comment, the Company has revised the Schedule 14A to include a background discussion of the contacts between Genomma and the Company during the time leading up to the current proxy solicitation and how the Board or management responded to contacts made by Genomma and the material details of discussions and correspondence. Specifically, the Company has added additional disclosure regarding contacts between Genomma and its financial advisors and the Company and its financial advisors that have occurred since the filing of the Schedule 14A relating to, among other things, Genomma’s withdrawn proposal to acquire the Company. Please refer to the changed pages of the revised Schedule 14A attached hereto as Exhibit A for the text of such revisions.

United States Securities and Exchange Commission

May 18, 2012

Proposal 4- Genomma’s Bylaw Amendment Repeal Proposal, page 22

What does the Board recommend, page 22

4.                   Please revise to further describe how the Bylaw Amendment Proposal violates Delaware law and specifically how it conflicts with the Amended and Restated Certificate of Incorporation.

Response: As Genomma has withdrawn the Bylaw Amendment Repeal Proposal, the Company has revised the Schedule 14A to delete all relevant sections discussing the Bylaw Amendment Repeal Proposal. Please refer to the changed pages of the revised Schedule 14A attached hereto as Exhibit A for the text of such revisions.

Proxy Card

5.                   Please clearly mark the form of proxy as a “preliminary” copy as required by Rule 14a-6(e)(1).

Response: As a result of Genomma’s decision to withdraw its director nominations and other stockholder proposal, the only matters to be acted upon at the Annual Meeting are now within the categories set forth in Rule 14a-6(a)(1)-(8). Accordingly, the Company intends to only file a definitive proxy statement and form of proxy with the Commission.

In connection with the responses provided herein and the Schedule 14A, the Company has directed us to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission

May 18, 2012

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter and/or the Schedule 14A.

Sincerely,

/s/ Daniel E. Wolf
Daniel E. Wolf

cc:	Samuel C. Cowley
Prestige Brands Holdings, Inc.

David Fox
Kirkland & Ellis LLP

EXHIBIT A

Changed Pages to Revised Proxy Statement